SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  MASTEC, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    576323109
                                 (Cusip Number)

                                 Jose M. Sariego
                     Senior Vice President - General Counsel
                                  MasTec, Inc.
                              3155 N.W. 77th Avenue
                              Miami, Florida 33122
                                 (305) 599-1800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 21, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

- -------------------                                          -------------------
CUSIP NO. 576323109                      13D                 PAGE 2
- -------------------                                          -------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE MAS
- --------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
- --------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               13,672,279
BENEFI-                   ------------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             0
EACH                      ------------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               13,672,279
WITH                      ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     0
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,672,279
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.90%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
- --------------------------------------------------------------------------------

- -------------------                                          -------------------
CUSIP NO. 576323109                      13D                 PAGE 3
- -------------------                                          -------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE L. MAS CANOSA HOLDINGS I LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
- --------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               7,890,811
BENEFI-                   ------------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             0
EACH                      ------------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               7,890,811
WITH                      ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     0
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,890,811
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.80%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
- --------------------------------------------------------------------------------

- -------------------                                          -------------------
CUSIP NO. 576323109                      13D                 PAGE 4
- -------------------                                          -------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE MAS HOLDINGS I LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
- --------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               5,587,311
BENEFI-                   ------------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             0
EACH                      ------------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               5,587,311
WITH                      ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     0
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,587,311
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.39%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
- --------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D is filed jointly on behalf of Jorge L. Mas Canosa Holdings I Limited Partnership ("Holdings Partnership"), Jorge Mas Holdings I Limited Partnership, and Jorge Mas (collectively, the "Reporting Persons"). On March 21, 1994, Jorge Mas filed a statement on Schedule 13D (the "March 21, 1994 Statement"). This Amendment No. 1 to Schedule 13D amends and updates the March 21, 1994 Statement and all prior statements filed on Schedule 13D on behalf of the Reporting Persons with respect to MasTec, Inc., a Florida corporation (the "Issuer"). A Joint Filing Agreement by and among the Reporting Persons is included as an exhibit to this Amendment No. 1 to Schedule 13D.

Item 1.           SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D relates to the common stock, $.10 par value per share (the "Shares"), of the Issuer. The principal executive offices of the Issuer are located at 3155 N.W. 77th Avenue, Miami, Florida 33122-1205. Information regarding the Reporting Persons is set forth below.

Item 2.           IDENTITY AND BACKGROUND.

                  Holdings Partnership is a limited partnership organized and existing under the laws of the State of Texas with its principal business address at 2716 East Fifth Street, Austin, Texas 78702. The principal business of Holdings Partnership is to serve as an investment management company for Jorge Mas, Juan Carlos Mas, Jose Ramon Mas (collectively, the "Sons"), and their families. Jorge L. Mas Canosa Holdings Corporation ("Holdings Corporation") is the sole general partner and owns 1% of the interest in Holdings Partnership. The limited partners consist of Jorge Mas, Juan Carlos Mas and Jose Ramon Mas, who own 41.46%, 29.27% and 29.27%, respectively, of the limited partnership interests.

                  Holdings Corporation is a corporation organized and existing under the laws of the State of Texas with its principal business address at 2716 East Fifth Street, Austin, Texas 78702. The principal business of Holdings Corporation is to serve as the general partner for Holdings Partnership. The Sons own equal interests in, and are the only shareholders of, Holdings Corporation. Jorge Mas is the sole officer and sole director of Holdings Corporation and has sole voting and dispositive power with respect to the Shares owned by the Holdings Partnership.

                  Jorge Mas Holdings I Limited Partnership is a limited partnership organized and existing under the laws of the State of Texas with its principal business address at 2716 East Fifth Street, Austin, Texas 78702. The principal business of Jorge Mas Holding I Limited Partnership is to serve as an investment management company for Jorge Mas and his family. Jorge Mas Holdings Corporation is the sole general partner of Jorge Mas Holdings I Limited Partnership. Jorge Mas is the sole limited partner of Jorge Mas Holdings I Limited Partnership.

                  Jorge Mas Holdings Corporation is a corporation organized and existing under the laws of the State of Texas with its principal business address at 2716 East Fifth Street, Austin, Texas 78702. The principal business of Jorge Mas Holdings Corporation is to serve as the general partner for Jorge Mas Holdings I Limited Partnership. Jorge Mas is the sole officer and sole director of Jorge Mas Holdings Corporation and has sole voting and dispositive power with respect to the Shares owned by Jorge Mas Holdings I Limited Partnership.

                  Jorge Mas's principal occupation is as the Chairman of the Board, Chief Executive Officer and President of the Issuer. He is a citizen of the United States. Jorge Mas's principal business address is 3155 N. W. 77th Avenue, Miami, Florida 33122-1205.

                  No Reporting Person has been convicted of any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In November, 1997, Jorge L. Mas Canosa, the father of the Sons, died leaving an estate that included all of the outstanding common stock of Holdings Corporation and all of the limited partnership interests in Holdings Partnership. Pursuant to the last will and testament of Jorge L. Mas Canosa, the common stock of Holdings Corporation and the limited partnership interest in Holdings Partnership was distributed to Marital Trust #2, a trust established pursuant to the will (the "Trust"). The Trust sold all of the common stock of Holdings Corporation to the Sons in equal parts and sold the limited partnership interests in Holdings Partnership to the Sons in the following manner: 41.46% to Jorge Mas, 29.27% to Juan Carlos Mas and 29.27% to Jose Ramon Mas at an aggregate purchase price of $78,441,000. The Sons each delivered a promissory note to the Trust as payment for the stock and limited partnership interests. The promissory notes bear interest at the rate of 5.85% per annum with a final payment of principal and any unpaid interest due in July 2008.

Item 4.           PURPOSE OF TRANSACTION.

                  The common stock of Holdings Corporation and the limited partnership interests of Holdings Partnership were distributed in accordance with the terms of Jose L. Mas Canosa's last will and testament and estate planning considerations for the Mas family. The Reporting Persons intend to maintain the Shares as an investment. The Reporting Persons may acquire additional Shares (subject to availability of Shares at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                  Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                                                     AMOUNT OF SHARES                            PERCENTAGE OF
         NAME                                        BENEFICIALLY OWNED                          CLASS*
         ----                                        ------------------                          -------------
Jorge L. Mas Canosa Holdings I
Limited Partnership                                           7,890,811                          28.80%

Jorge Mas Holdings I Limited Partnership                      5,587,311                          20.39%

Jorge Mas                                                     13,672,279                         49.90%

- -----------------
* Based on 27,399,999 Shares outstanding as of August 11, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the Period ended June 30, 1998.

                  As of the date hereof, Holdings Partnership is the beneficial owners of 7,890,811 Shares representing approximately 28.80% of the outstanding Shares.

                  As of the date hereof, Jorge Mas Holdings I Limited Partnership is the beneficial owner of 5,587,311 Shares representing approximately 20.39% of the outstanding Shares.

                  As of the date hereof, Jorge Mas is the beneficial owner of 13,672,279 shares of Shares representing approximately 49.90% of the outstanding Shares. This amount includes (1) 7,890,811 Shares held by Holdings Partnership, a limited partnership which is controlled by Holdings Corporation, the sole general partner, of which Jorge Mas is the sole officer and director and a shareholder; (2) 5,587,311 Shares held by Jorge Mas Holdings I Limited Partnership, a limited partnership which is controlled by Jorge Mas Holdings Corporation, the sole general partner, of which Jorge Mas is the sole officer, director and shareholder; (3) 100,157 Shares owned directly by Jorge Mas; and
(4) options to purchase 94,000 Shares owned directly by Jorge Mas exercisable within 60 days of this report on Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to a Purchase and Sale Agreement, by and among the Sons and the Trust, dated June 19, 1998 (the "Purchase and Sale Agreement"), the Sons agreed to purchase from the Trust all of the common stock of Holdings Corporation, with each Son receiving an equal share, and all of the limited partnership interests in Holdings Partnership, with Juan Carlos Mas and Jose Ramon Mas, each receiving 29.27% and Jorge Mas receiving 41.46% of the limited partnership interests.

                  On July 21, 1998 in connection with the Purchase and Sale Agreement, the Trust lent the purchase price to each of the Sons, in exchange for which each Son executed and delivered to the Trust a Promissory Note bearing interest at a rate of 5.85% per annum with final payment due in ten years. In addition, the Sons, each executed separate Pledge and Security Agreements on July 21, 1998, whereby each Son pledged to the Trust as security for payment on such Son's Promissory Note such Son's (a) common stock in Holdings Corporation,
(b) limited partnership interest in Holdings Partnership, and (c) interest in his respective investment limited partnership (i.e., the Jorge Mas Holdings I Limited Partnership, the Juan Carlos Mas Holdings I Limited Partnership and the Jose Ramon Mas Holdings I Limited Partnership).

                  Lastly, pursuant to three separate agreements each titled, Assignment, Acceptance, Agreement to be Bound and General Partner Consent, by and among each Son, the Trust and Holdings Corporation, dated July 21, 1998: (a) each Son agreed to be bound to the Limited Partnership Agreement of Holdings Partnership; (b) the Trust agreed to transfer, assign and deliver to Jorge Mas, Juan Carlos Mas and Jose Ramon Mas, 41.46%, 29.27% and 29.27% of the limited partnership interests, respectively and (c) Holdings Corporation consented to such assignment.

                  The descriptions of the agreements contained herein are not intended to be complete and are qualified in their entirety by reference to these agreements which are attached hereto as Exhibits 2 through 5 and incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated September 23, 1998, by and among Jorge Mas, Holdings Partnership and Jorge Mas Holdings Limited Partnership.

2. Purchase and Sale Agreement, dated June 19, 1998, by and among Jorge Mas, as trustee for the Trust, and the Sons.

3. Form of Promissory Note, dated July 21, 1998, by and between each Son and the Trust.

4. Form of Pledge and Security Agreement, dated July 21, 1998, by and between each Son and the Trust.

5. Form of Assignment, Acceptance, Agreement to be Bound and General Partner Consent, dated July 21, 1998 by and among each Son, the Trust and Holdings Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.


Date: September 23, 1998             JORGE L. MAS CANOSA HOLDINGS I LIMITED
                                     PARTNERSHIP

                                          By:    Jorge L. Mas Canosa Holdings
                                                 Corporation, general partner


                                          By:/S/ JORGE MAS, PRESIDENT
                                             -----------------------------------
                                                 Jorge Mas, President


Date: September 23, 1998             JORGE MAS HOLDINGS I
                                     LIMITED PARTNERSHIP

                                          By:    Jorge Mas Holdings Corporation,
                                                 general partner



                                          By:/S/ JORGE MAS, PRESIDENT
                                             -----------------------------------
                                                 Jorge Mas, President



Date: September 23, 1998             /S/ JORGE MAS
                                     -------------------------------------------
                                     JORGE MAS

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION                                                                    PAGE
- -------           -----------                                                                    ----
1.                Joint Filing Agreement, dated September 23, 1998,                              11
                  by and among Jorge Mas, Holdings Partnership and
                  Jorge Mas Holdings Limited Partnership.

2.                Purchase and Sale Agreement, dated June 19, 1998,                              12
                  by and among Jorge Mas, as trustee for the Trust,
                  and the Sons.

3.                Form of Promissory Note, dated July 21, 1998, 21 by and
                  between each Son and the Trust.                                                21

4.                Form of Pledge and Security Agreement, dated July 21, 1998,                    22
                  by and between each Son and the Trust.

5.                Form of Assignment, Acceptance, Agreement to be Bound                          27
                  and General Partner Consent, dated July 21, 1998 by and
                  among each Son, the Trust and Holdings Corporation.